[EXHIBIT 99]

                                 [COMPANY LOGO]


                              N E W S R E L E A S E


Contact: Paul W. Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 418-8806                                       FOR IMMEDIATE RELEASE


                         UNILEVER'S UP-COMING KEY DATES

New York, NY -- March 26, 2002 -- The Unilever Annual Review and Annual Report & Accounts for 2001 and Form 20-F will be published on Thursday, March 28. Copies will be available from that date, on request from Unilever United States, Inc. at 212-906-4240, or at CORPORATE.RELATIONS-NEWYORK@UNILEVER.COM. The documents can also be viewed on the Unilever website at WWW.UNILEVER.COM/INVESTORCENTRE/FINANCIALREPORTS by 07.00 a.m. (EST).

Shareholders will receive their copies of the Annual Review from the same date.

Unilever's first quarter results for 2002 will be announced at 07:00hrs (London time) on Friday, April 26, 2002. They will be available as a hard copy, on request from the Unilever Press Office on 020 7822 6719, or at PRESS-OFFICE.LONDON@UNILEVER.COM and as an electronic copy on the Unilever website at WWW.UNILEVER.COM/NEWS/PRESSRELEASES at 07:00hrs (London time).

                                      -o0o-

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.